Exhibit (a)(1)(R)
QUESTIONS AND ANSWERS RELATING TO THE
EMDEON CORPORATION PERFORMANCE INCENTIVE
PLAN
Q1.	What is the Emdeon Corporation Performance Incentive Plan?

A.	The PIP is one of the qualified retirement plans offered by Emdeon Corporation (“Company”) for the benefit of its eligible employees. The PIP has also been adopted by certain companies related to the Company for the benefit of their eligible employees.

As a “qualified” retirement plan, the PIP must comply with a number of federal laws — similar to those applicable to 401(k) plans. The principal differences between the PIP and a 401(k) plan include the following:

• the PIP is designed to invest principally in shares of Emdeon Corporation stock (“Stock”);

• you are not required, or permitted, to make any contributions to the PIP — all contributions are made by the Company in its sole discretion; and

• you are generally not permitted to direct the investment of your PIP account.

Q2.	What is the Offer to Purchase?

A.	The Company is offering to repurchase up to 60 million shares of its outstanding stock. This type of offer is sometimes called a “tender offer.” This tender offer is being extended to all shareholders and is subject to a number of specific conditions and limitations. You should refer to the Offer to Purchase for detailed information.

Q3.	Why did I receive the Offer to Purchase notice?

A.	The Offer to Purchase is being made to all shareholders. Because your PIP account contains Stock, you are considered a stockholder for the purpose of the Offer to Purchase.

Q4.	How many shares of Stock do I have?

A.	The number of shares of Stock you have is indicated in the Offer to Purchase materials sent to you.

Q5.	Why did I not receive the “Letter of Transmittal” referenced in the Offer to Purchase?

A.	Although the Offer to Purchase discusses a Letter of Transmittal, it does not apply to you with respect to the Stock held in your PIP account. If you elect to tender (or sell) any of the Stock in your PIP account, you must use the Direction Form included with the Offer to

Purchase. The Direction Form must be completed and returned in accordance with the directions provided in the Offer to Purchase.

Q6.	If I elect to tender some or all of my Stock, can I change my mind?

A.	The Offer to Purchase will remain open for at least 20 business days — as described in the Offer to Purchase. Tenders of Stock must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.

Q7.	If I elect to tender some or all of the shares of my Stock, is the Company obligated to purchase them?

A.	The tender offer is subject to certain conditions described in the Offer to Purchase. If any of these conditions occur, or are not waived if they do occur, the Company may not purchase your Stock. On December 13, 2005, the Company waived the minimum acceptance condition which would have required that a minimum number of 27.5 million shares be properly tendered. The Company will only purchase a maximum of 60 million shares of Stock. If more than 60 million shares have been validly tendered, the Company will use a pre-established priority to reach the 60 million maximum. The Company also has a right to increase the maximum number of shares it will purchase. You should refer the Offer to Purchase for additional information.

Q8.	What if the stock market price is higher than the $8.20 per share price contained in the Offer to Purchase during this period?

A.	The PIP is prohibited from selling Stock to the Company for a price that is less than the prevailing market price. Accordingly, if the closing sale price of the Stock on the NASDAQ national market on the expiration date of the tender offer (currently Wednesday, December 21, 2005) is greater than $8.20 per share, your election to tender will automatically be withdrawn and you will not be permitted to participate in the tender offer with respect to your Stock.

Q9.	What is the deadline for deciding whether or not to tender my Stock?

A.	Unless the Offer to Purchase is extended (you will be notified if this occurs), you must send your Direction Form to Wachovia Bank, N.A. (the Trustee of the PIP) by midnight, New York City time, on Monday, December 19, 2005, which date is two business days prior to the expiration date. If you do not complete the Direction Form and return it by this date, you will automatically be deemed to have elected not to participate in the Offer to Purchase and no Stock credited to your PIP account will be tendered in the Offer to Purchase.

Q10.	Where do I send my completed Direction Form?

A.	As stated in the Offer to Purchase, you may submit tender instructions to the Trustee by mailing your completed Direction Form to the following address:

Wachovia Bank, N.A. Attn: Emdeon Corporation Tender Offer P.O. Box 859208 Braintree, MA 02185-9208

If you wish to hand deliver or submit a Direction Form by overnight courier, please use the following address:

Wachovia Bank, N.A. Attn: Emdeon Corporation Tender Offer 161 Bay Street Drive Braintree, MA 02184

Q11.	What if I don't want to tender my Stock?

A.	You are not required to tender any of the Stock in your PIP account. If you do not wish to tender any of your Stock, you are not required to take any action. You will automatically be deemed to have elected not to participate in the Offer to Purchase and no Stock credited to your PIP account will be tendered in the Offer to Purchase.

Q12.	If I decide to tender my Stock, when will I get my money?

A.	The cash proceeds received from any Stock you tender, and which are accepted for payment by the Company, will automatically be deposited into your PIP account by the Trustee and invested in a money market investment.

Q13.	How can I get the money from th sale of Stock in my PIP account?

A.	Under the terms of the PIP, you are entitled to take a distribution of your vested PIP account balance only upon reaching your normal retirement date (age 65), death, total disability or termination of employment with the Company. No in-service distributions are permitted under the PIP.

Q14.	What does it mean to be “vested” in my PIP account?

A.	“Vesting” means ownership, and refers to your non-forfeitable right to all or part of the balance of your account under the PIP. Vesting is generally provided in one-third (33-1/3%) increments for each "year of service" you complete with the Company.

Q15.	Why is Wachovia involved?

A.	Wachovia Bank, N.A. is the Trustee under the PIP and the “holder of record” of all the Stock held in your PIP account The Trustee holds the Stock for your benefit. As the “holder of record,” only the Trustee can tender the Stock held in your Plan account. The Trustee will tender the Stock in your PIP account pursuant to the instructions (if any) you provide in your completed Direction Form.

Q16.	What if I also hold Stock outside my PIP account?

A.	If you hold Stock under another qualified retirement plan maintained by the Company, or any of its affiliates, procedures similar to those under the PIP will apply.

If you hold Stock individually, you must comply with the instructions applicable to those shares. Generally, you tender these shares by submitting a Letter of Transmittal in accordance with the instructions set forth in the Offer to Purchase. You should refer to the Offer to Purchase for more information.

Q17.	What tax implications do I face if I tender my Stock in my PIP account?

A.	Because the PIP is a qualified retirement plan, all contributions that are made to the PIP, including the cash proceed from the tender of your Stock, are not included in your current-year income for federal tax purposes. This tax deferral applies until you take a distribution of your PIP account. If you have any specific questions relating to your individual circumstances, you should consult with your personal tax advisor.

Q18.	What if I have additional questions?

A.	You should refer to the Offer to Purchase and the Summary Plan Description for the PIP. You may also contact Brian Carlo at (201) 398-2698 or e-mail at bcarlo@emdeon.com.

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